NEWS RELEASE

BIRCH MOUNTAIN ISSUES STOCK OPTIONS

CALGARY, May 4, 2004 - Further to its News Release of April 28, 2004, Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain") confirms the granting of 200,000 stock options ("Options") to a consultant performing investor relations activities. The Options are exercisable at a price of $0.50 per share and expire two years from the date of issue.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838     Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.